Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2009

PRICING SUPPLEMENT NO. 2009-MTNDD460 DATED     , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Principal Protected Notes Based on the Value of the S&P 500® Index

due June 24, 2015

$10 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any periodic payments on the notes.

•

The notes will mature on June 24, 2015. You will receive at maturity for each note you hold an amount in cash equal to $10 plus a supplemental redemption amount, which may be positive or zero but in no circumstance will be more than $5.50 to $6.50 (to be determined on the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date) per note.

•

The supplemental redemption amount will be based on the percentage change of the S&P 500® Index during the term of the notes, provided that the supplemental redemption amount will not be less than zero nor more than $5.50 to $6.50 (to be determined on the pricing date) per note.

•

If the final index value (the closing value of the S&P 500® Index on June 19, 2015, the third index business day before maturity, which we refer to as the determination date), exceeds the initial index value (the closing value of the S&P 500® Index on the pricing date), the supplemental redemption amount for each note will equal the product of (a) $10 and (b) the percentage increase in the value of the S&P 500® Index, provided that the maximum return on your investment in the notes will be limited to 55% to 65% (to be determined on the pricing date). As a result, in no circumstance will the amount you receive at maturity, including principal, be more than $15.50 to $16.50 (to be determined on the pricing date) per note.

•	If the final index value is less than or equal to the initial index value, the supplemental redemption amount for each note will equal zero.

•	We will not apply to list the notes on any securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-7.

“Standard & Poor’s®,” “Standard & Poor’s® 500,” “S&P ®” and “S&P 500®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc. or one of its affiliates. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price(1)	$10.0000	$
Underwriting Fee(1)	$0.3500	$
Proceeds to Citigroup Funding Inc.	$9.6500	$
(1)	The actual public offering price and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the notes purchased by that investor. The lowest price payable by an investor is $9.9000 per note. You should refer to “Plan of Distribution; Conflicts of Interest” below.

Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.3500 from Citigroup Funding for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.3500 for each note they sell. The underwriting fee and selling concession payable in connection with sales of the notes may be reduced for volume purchase discounts. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                     , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Citi

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Principal Protected Notes Based on the Value of the S&P 500® Index due June 24, 2015, or the notes, are investments linked to an equity index offered by Citigroup Funding Inc. having a maturity of approximately 5.5 years. The return on the notes, if any, and the maturity payment are based on the value of the S&P 500® Index during the period from the pricing date up to and including the determination date. The notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay an amount at maturity that will depend on the amount, if any, by which (i) the closing value of the S&P 500® Index on the determination date (which we refer to as the final index value), exceeds (ii) the closing value of the S&P 500® Index on the pricing date (which we refer to as the initial index value), expressed as a percentage. If the final index value is less than or equal to the initial index value, the payment you receive at maturity for each note you hold will equal $10, the amount of your original investment in the notes. If the final index value is greater than the initial index value, the payment you receive at maturity will be greater than the amount of your original investment in the notes, provided that the maximum return on your investment in the notes will be limited to 55% to 65% (to be determined on the pricing date). As a result of the maximum return limit, the maximum payment you could receive at maturity, including principal, is $15.50 to $16.50 (to be determined on the pricing date) per note and may be less than the payment you would receive on an instrument directly linked to the S&P 500® Index.

The notes mature on June 24, 2015 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the closing value of the S&P 500® Index, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Any Periodic Payments on the Notes?

No. You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

What Will I Receive at Maturity of the Notes?

The notes will mature on June 24, 2015. At maturity, you will receive for each note you hold an amount in cash equal to the sum of $10 and a supplemental redemption amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the percentage change in the final index value of the S&P 500® Index from its initial index value; provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the notes and provided, further, that the maximum return on your investment in the notes will be limited to 55% to 65% (to be determined on the pricing date). As a result, in no circumstance will the amount you receive at maturity, including principal, be more than $15.50 to $16.50 (to be determined on the pricing date) per note.

How Will the Supplemental Redemption Amount Be Calculated?

The supplemental redemption amount will be based on the amount, if any, by which the final index value of the S&P 500® Index exceeds the initial index value, expressed as a percentage. The supplemental redemption amount will equal the product of (a) $10 and (b) the index percent change (defined below), provided that the supplemental redemption amount will not be less than zero nor more than $5.50 to $6.50 (to be determined on the pricing date) per note.

The amount payable to you at maturity is dependent upon the performance of the S&P 500® Index during the period after the pricing date up to and including the determination date. If the final index value of the S&P 500® Index is less than or equal to the initial index value, the supplemental redemption amount will be zero and the payment at maturity will equal your original investment in the notes. If the final index value of the S&P 500® Index is greater than the initial index value, the supplemental redemption amount will be positive and the payment at maturity will be greater than your original investment in the notes but in no circumstance will be more than $5.50 to $6.50 (to be determined on the pricing date) per note. As a result of the maximum return limit, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the S&P 500® Index.

For more specific information about the “supplemental redemption amount” and the “index percent change,” and for information on the effect of a market disruption event on the determination of the supplemental redemption amount and the index percent change, please see “— How Is the Index Percent Change Defined?” in this section and “Description of the Notes — Supplemental Redemption Amount” in this pricing supplement.

How Is the Index Percent Change Defined?

The index percent change, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Final Index Value – Initial Index Value

Initial Index Value

The initial index value will be the closing value of the S&P 500® Index on the pricing date.

The final index value will be the closing value of the S&P 500® Index on the determination date.

The pricing date means the date on which the notes are priced for initial sale to the public.

The determination date will be June 19, 2015, the third index business day before the maturity date.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical maturity payments, see “Description of the Notes — Maturity Payment — Hypothetical Examples” in this pricing supplement.

What Is the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of December 2, 2009, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high, low and quarter-end closing values of the S&P 500® Index for each quarterly period from January 2, 2004 to December 3, 2009 and a graph showing the closing values of the S&P 500® Index on each index business day from January 2, 2004 through December 3, 2009. You can find the table and the graph in the section “Description of the S&P 500® Index — Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the S&P 500® Index Is Not an Indication of the Future Performance of the S&P 500® Index” in this pricing supplement.

What Are the Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be     % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

We will not apply to list the notes on any securities exchange. There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell notes to create a secondary market for holders of the notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes. You should refer to “Risk Factors — Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the notes through it or one or more of its affiliates. This hedging activity likely will involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index. This hedging activity on, or prior to, the pricing date could increase the value of the underlying index and potentially increase the initial index value and, therefore, the value at which the index must be above on the determination date before you can receive a payment at maturity greater than your in initial investment in the notes. This hedging activity also could affect the value of the S&P 500® Index during the term of the notes and, therefore, the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in Citigroup Funding or its affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “ — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal

Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors” in this pricing supplement.

RISK FACTORS

Because the terms of the notes differ from those of conventional debt securities in that the payment at maturity of the notes will be based on the closing value of the S&P 500® Index on the determination date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the S&P 500® Index and other events that are difficult to predict and beyond our control.

The Appreciation of Your Investment in the Notes Will Be Limited and May Be Zero

The amount of the maturity payment will depend on the percentage change in the final index value of the S&P 500® Index from its initial index value. If the final index value is greater than the initial index value, your participation in the appreciation of the S&P 500® Index will be limited by the maximum return limit to 55% to 65% (to be determined on the pricing date). In addition, if the final index value is equal to or less than the initial index value, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the S&P 500® Index is greater than the initial index value at one or more times during the term of the notes or if the closing value of the S&P 500® Index at maturity exceeds the initial index value, but the closing value of the S&P 500® Index on the determination date is equal to or less than the initial index value. Because of the possibility of limited or zero appreciation of your initial investment, the notes may provide less opportunity for appreciation than an investment in a similar security that would allow you to participate fully, without any maximum return limit, in the appreciation of the S&P 500® Index or in some or all of the stocks included in the S&P 500® Index.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the index percent change is less than approximately     %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the S&P 500® Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the S&P 500® Index. The value of the S&P 500® Index is calculated by reference to the prices of the stocks included in the index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you could have realized if the dividends paid on those stocks were included in the calculation of the S&P 500® Index. In addition, your participation in the appreciation, if any, of the S&P 500® Index will be limited by the maximum return limit to 55% to 65% (to be determined on the pricing date).

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note although U.S. holders will receive no payments with respect to the note before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Historical Performance of the S&P 500® Index Is Not an Indication of the Future Performance of the S&P 500® Index

The historical performance of the S&P 500® Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the S&P 500® Index during the term of the notes. Changes in the value of the S&P 500® Index will affect the trading price of the notes, but it is impossible to predict whether the value of the index will fall or rise.

The Price at Which You Will Be Able To Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for each of them, the value of the S&P 500® Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the S&P 500® Index.    We expect that the market value of the notes will depend substantially on the relationship between the initial index value of the S&P 500® Index and the future value of the S&P 500® Index. However, changes in the value of the S&P 500® Index may not always be reflected, in full or in part, in the market value of the notes. For example, if you choose to sell your notes when the value of the S&P 500® Index exceeds its initial index value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the S&P 500® Index will continue to fluctuate between that time and the time when the final index value of the S&P 500® Index is determined. In addition, if you choose to sell your notes when the value of the S&P 500® Index is below its initial index value, you may receive less than the amount you originally invested in the notes.

Trading prices of the stocks included in the S&P 500® Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock. Citigroup Funding’s hedging activities in the stocks included in the S&P 500® Index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the S&P 500® Index and the value of the S&P 500® Index.

Volatility of the S&P 500® Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the S&P 500® Index changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the S&P 500® Index.    General economic conditions and earnings results of the companies whose stocks are included in the S&P 500® Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on these stocks increase, we expect that the market value of the notes may decrease because the S&P 500® Index does not incorporate the value of dividend payments. Conversely, if dividend yields on these stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. If U.S. interest rates change during the term of the notes, the market value of the notes may decrease.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the S&P 500® Index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the S&P 500® Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the price of the underlying index, and potentially increase the initial index value, and, therefore, the value at which the underlying index must be above on the determination date before you can receive at maturity a payment that exceeds the principal amount of the notes. This hedging activity during the term of the notes could also affect the value of the S&P 500® Index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

You May Not Be Able To Sell Your Notes if an Active Trading Market Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Although Citigroup Global Markets intends to make a market in the notes, it is not obligated to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes it is likely that there would be no secondary market for the notes.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the S&P 500® Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s and Citigroup Inc.’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the S&P 500® Index or derivative instruments relating to the S&P 500® Index for their own accounts in connection with their normal business practices or in connection with hedging Citigroup Funding’s obligations under the notes. These transactions could affect the value of the stocks included in the S&P 500® Index and therefore the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of Citigroup Funding and Citigroup Inc. As calculation agent, Citigroup Global Markets will determine the initial index value, the final index value and the index percent change, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Additionally, determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

Citigroup Funding expects to hedge its obligations under the notes through it or one or more of its affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index. This hedging activity may present a conflict between your interest in the notes and the interests Citigroup Funding and its affiliates have in executing, maintaining and adjusting its hedge transactions because it could affect the value of the S&P 500® Index and therefore the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which Citigroup Funding’s affiliate

Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging Citigroup Funding’s obligation under the notes involves risk and may be influenced by a number of factors, it is possible that Citigroup Funding or its affiliates may profit from its hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the weighted values of the underlying index, and such values are based on the prices of the stocks included in the underlying index. By investing in the notes you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. Moreover, you will not have voting, or any other rights with respect to the stocks that underlie the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the notes or to the holders thereof.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18. 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Principal Protected Notes Based on the Value of the S&P 500® Index due June 24, 2015 (the “Notes”) are investments linked to an equity index offered by Citigroup Funding Inc. having a maturity of approximately 5.5 years. The return on the Notes, if any, and the maturity payment are based on the value of the S&P 500® Index during the period from the Pricing Date up to and including the Determination Date. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc. The Notes pay an amount at maturity that will depend on the amount, if any, by which the Final Index Value exceeds Initial Index Value, expressed as a percentage. If the Final Index Value is less than or equal to the Initial Index Value, the payment you receive at maturity for each Note you hold will equal $10, the amount of your original investment in the Notes. If the Final Index Value is greater than the Initial Index Value, the payment you receive at maturity will be greater than the amount of your original investment in the Notes, provided that the maximum return on your investment in the Notes will be limited to 55% to 65% (to be determined on the Pricing Date). As a result of the maximum return limit, the maximum payment you could receive at maturity, including principal, is $15.50 to $16.50 (to be determined on the Pricing Date) per Note and may be less than the payment you would receive on an instrument directly linked to the S&P 500® Index.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (         Notes). The Notes will mature on June 24, 2015, will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the Notes, including any payment of principal, are subject to the credit risk of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Notes and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Notes until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

Payment at Maturity

The Notes will mature on June 24, 2015. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and on the maturity date, holders of the Notes will be entitled to receive for each Note they hold, a payment equal to the sum of $10 and a Supplemental Redemption Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the percentage change in the Final Index Value of the S&P 500® Index from its Initial Index Value; provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes and provided, further, that the maximum return on your investment in the Notes will be limited to 55% to 65% (to be determined on the Pricing Date). As a result, in no circumstance will the amount you receive at maturity, including principal, be more than $15.50 to $16.50 (to be determined on the Pricing Date) per Note.

Supplemental Redemption Amount

The Supplemental Redemption Amount will be based on the amount, if any, by which the Final Index Value exceeds the Initial Index Value, expressed as a percentage. The Supplemental Redemption Amount will equal the product of:

$10 × Index Percent Change

provided that the Supplemental Redemption Amount will not be less than zero nor more than $5.50 to $6.50 (to be determined on the Pricing Date) per Note

The “Index Percent Change,” which is presented in this pricing supplement as a percentage, will equal the following fraction:

Final Index Value – Initial Index Value

Initial Index Value

The “Initial Index Value” will be the closing value of the S&P 500® Index on the Pricing Date.

The “Final Index Value” will be the closing value of the S&P 500® Index on the Determination Date.

The “Pricing Date” means the date on which the Notes are priced for initial sale to the public.

The “Determination Date” will be June 19, 2015, the third Index Business Day before the maturity date.

If the closing value of the S&P 500® Index is not available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the S&P 500® Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of that index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the S&P 500® Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which the S&P 500® Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500® Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P 500® Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the S&P 500® Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P 500® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500® Index will be based on a comparison of the portion of the value of the index attributable to that security relative to the overall value of the S&P 500® Index, in each case immediately before that suspension or limitation.

Maturity Payment — Hypothetical Examples

The Index Percent Change and, therefore, the Supplemental Redemption Amount, is dependent on the percentage change in the Final Index Value of the S&P 500® Index from its Initial Index Value. Because the value of the S&P 500® Index may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Final Index Values of the S&P 500® Index on the amount payable on the Notes at maturity. All of the hypothetical examples assume the following:

•	Issue Price: $10 per Note

•	Initial Index Value of the S&P 500® Index: 1,100

•	Hypothetical Maximum Return Limit: 60%

•	Term of the Notes: 5.5 years

•	The Notes are held to maturity.

As demonstrated by the table below, if the Index Percent Change is 0% or less, you will receive an amount at maturity equal to $10 per Note, the amount of your initial investment in the Notes. If the Index Percent Change is greater than 0%, you will receive an amount at maturity that is greater than your initial investment in the Notes, subject to the maximum return limit.

Hypothetical Final Index Value	Hypothetical Index Percent Change	Stated Principal Amount	Hypothetical Supplemental Redemption Amount(1)	Hypothetical Payment at Maturity(2)	Hypothetical Total Return on the Notes
330.00	-70.00%	$10.00	$0.00	$10.00	0.00%
440.00	-60.00%	$10.00	$0.00	$10.00	0.00%
550.00	-50.00%	$10.00	$0.00	$10.00	0.00%
660.00	-40.00%	$10.00	$0.00	$10.00	0.00%
770.00	-30.00%	$10.00	$0.00	$10.00	0.00%
880.00	-20.00%	$10.00	$0.00	$10.00	0.00%
990.00	-10.00%	$10.00	$0.00	$10.00	0.00%
1,100.00	0.00%	$10.00	$0.00	$10.00	0.00%
1,210.00	10.00%	$10.00	$1.00	$11.00	10.00%
1,320.00	20.00%	$10.00	$2.00	$12.00	20.00%
1,430.00	30.00%	$10.00	$3.00	$13.00	30.00%
1,540.00	40.00%	$10.00	$4.00	$14.00	40.00%
1,650.00	50.00%	$10.00	$5.00	$15.00	50.00%
1,760.00	60.00%	$10.00	$6.00	$16.00	60.00%
1,771.00	61.00%	$10.00	$6.00	$16.00	60.00%
1,870.00	70.00%	$10.00	$6.00	$16.00	60.00%
1,980.00	80.00%	$10.00	$6.00	$16.00	60.00%
(1)	Hypothetical Supplemental Redemption Amount = $10.00 × Hypothetical Index Percent Change, provided that the Hypothetical Supplemental Redemption Amount will not be less than zero nor more than $6.00 per Note (due to the Hypothetical Maximum Return Limit of 60%).

(2)	Hypothetical Payment at Maturity = $10.00 + Hypothetical Supplemental Redemption Amount.

The examples above are for purposes of illustration only. The actual maturity payment will depend on the actual Supplemental Redemption Amount, which, in turn, will depend on the actual Initial Index Value, Final Index Value and the maximum return limit.

Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index and if S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the S&P 500® Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the institutional trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P 500® Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the S&P 500® Index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index prior to the determination of the Supplemental Redemption Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Supplemental Redemption Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the S&P 500® Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500® Index as described above, the successor index or value will be substituted for the S&P 500® Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or a successor index is changed in any material respect, or if the S&P 500® Index or a successor index is in any other way modified so that the value of the S&P 500® Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500® Index or the successor index. Accordingly, if the method of calculating the S&P 500® Index or the successor index is modified so that the value of the S&P 500® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the S&P 500® Index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or any trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of December 2, 2009, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of December 2, 2009, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of the aggregate market value of the companies currently included in such sectors indicated in parentheses): Consumer Discretionary (9.45%), Consumer Staples (11.72%), Energy (11.95%), Financials (14.27%), Health Care (12.88%), Industrials (10.37%), Information Technology (18.90%), Materials (3.62%), Telecommunication Services (3.14%) and Utilities (3.69%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all S&P 500 Index component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions that affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth the high, low and quarter-end closing values of the S&P 500® Index for each quarterly period from January 2, 2004 through December 3, 2009. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

S&P 500® Index	High	Low	Period End
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter (through December 3, 2009)	1,110.63	1,025.21	1,099.92

The closing value of the S&P 500® Index on December 3, 2009 was 1,099.92.

The following graph illustrates the historical performance of the S&P 500® Index based on the closing value thereof at the end of each Index Business Day from January 2, 2004 through December 3, 2009. Past movements of the index are not indicative of future index values.

Daily Closing Values of the S&P 500® Index

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

“S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date on which the Notes are initially priced for sale to the public, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of $         at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each Note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $         in 2009; $         in 2010; $         in 2011; $         in 2012; $         in 2013; $         in 2014; and $                 in 2015 (adjusted as described below).

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding, or otherwise fail to comply with applicable backup withholding rules. U.S. Holders may also be subject to information reporting and backup withholding with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax, provided that interest in the Notes is not then effectively connected with the conduct of a U.S. trade or business.

Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities

Proposed legislation recently introduced in the United States Congress would generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Notes might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Notes.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (             Notes) for $9.6500 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $0.3500 per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $0.3500 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The actual public offering price, the underwriting fee received by Citigroup Global Markets and the selling concession granted to selected dealers per Note may be reduced for volume purchase discounts depending on the aggregate amount of the Notes purchased by a particular investor according to the following chart.

Aggregate principal amount of notes for any single investor	Price to public per note	Underwriting fee per note	Selling concession per note
< $1,000,000	$10.0000	$0.3500	$0.3500
≥ $1,000,000 and < $3,000,000	$9.9500	$0.3000	$0.3000
≥ $3,000,000 and < $5,000,000	$9.9250	$0.2750	$0.2750
≥ $5,000,000	$9.9000	$0.2500	$0.2500

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the Notes distributed by such dealers.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus supplement and base prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of this document.

Citigroup Funding Inc.

Principal Protected Notes

Based on the Value of the

S&P 500® Index

Due June 24, 2015

$10.00 per Note

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally

Guaranteed by Citigroup Inc.

Pricing Supplement

                    , 2009

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)